                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:  December 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----

                              THE WET SEAL, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                             Class A Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   961840105
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart Panish, c/o Zweig-DiMenna Associates LLC, 900 Third Avenue,
                   New York, New York 10022  (212) 755-9860
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 3, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 961840105                                       Page 2 of __ Pages

1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International
         Limited
       Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
       Gotham Advisors, Inc., on behalf of a discretionary account
       Zweig/Glaser Advisers, on behalf of discretionary accounts

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                       (b) [_]

3   SEC USE ONLY

4   SOURCE OF FUNDS*  WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [_]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Zweig-DiMenna Special Opportunities, L.P. - Delaware; Zweig-DiMenna
           International Limited - British Virgin Islands
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - Delaware
         Gotham Advisors, Inc., on behalf of a discretionary account - Delaware Zweig/Glaser Advisers, on behalf of discretionary accounts - New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7   SOLE VOTING POWER

         Zweig-DiMenna Special Opportunities, L.P. - 116,200; Zweig-DiMenna
           International Limited - 449,300
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 100,000
         Gotham Advisors, Inc., on behalf of a discretionary account - 58,500 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

8    SHARED VOTING POWER

         0

9    SOLE DISPOSITIVE POWER

         Zweig-DiMenna Special Opportunities, L.P. - 116,200; Zweig-DiMenna
           International Limited - 449,300
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 100,000
         Gotham Advisors, Inc., on behalf of a discretionary account - 58,500 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

10   SHARED DISPOSITIVE POWER

        0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Zweig-DiMenna Special Opportunities, L.P. - 116,200; Zweig-DiMenna
           International Limited - 449,300
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 100,000
         Gotham Advisors, Inc., on behalf of a discretionary account - 58,500 Zweig/Glaser Advisers, on behalf of discretionary accounts - 28,900

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 INCLUDES CERTAIN SHARES*
                                                                             [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         Total - 7.1%

         Zweig-DiMenna Special Opportunities, L.P. - 1.1%; Zweig-DiMenna
           International Limited - 4.2%
         Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account - 0.9%
         Gotham Advisors, Inc., on behalf of a discretionary account - 0.6% Zweig/Glaser Advisers, on behalf of discretionary accounts - 0.3%

14  TYPE OF REPORTING PERSON*

         Zweig-DiMenna Special Opportunities, L.P. - PN
         Zweig-DiMenna International Limited - CO
         Zweig-DiMenna International Managers, Inc. - CO
         Gotham Advisors, Inc. - CO
         Zweig/Glaser Advisers - PN

                                 SCHEDULE 13D


ITEM 1  SECURITY AND ISSUER

        The Wet Seal, Inc.
        64 Fairbanks
        Irvine, California 92718
        Class A Common Stock, par value $.10 per share.

ITEM 2  IDENTITY AND BACKGROUND

    A.  Zweig-DiMenna Special Opportunities, L.P.

        Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, is a private investment partnership which seeks appreciation of the Partnership's assets for the benefit of its partners. The address of its principal business and its principal office is 900 Third Avenue, New York, New York 10022. The following information is provided as to each general partner of Zweig-DiMenna Special Opportunities, L.P.:

        1. Zweig-DiMenna Associates LLC, a New York limited liability company, is the managing general partner of Zweig-DiMenna Special Opportunities, L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Its managing directors are Martin E. Zweig and Joseph A. DiMenna, and its principals are Brenda M. Earl, Carol R. Whitehead and Jeffrey R. Perry. Dr. Zweig, Mr. DiMenna, Ms. Earl, Ms. Whitehead and Mr. Perry are the sole members of Zweig-DiMenna Associates LLC. The following information is provided as to each of the above mentioned managing directors and principals.

        i)  a)  Name - Martin E. Zweig

            b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

            c) Present Principal Occupation, etc. - Dr. Zweig is Chairman of the Board and President of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc., each of which is a New York Stock Exchange listed investment company. He is also President of Zweig Advisors Inc., Zweig Total Return Advisors, Inc., Gotham Advisors, Inc., Euclid Advisors, Inc., Zweig Associates, Inc., Zweig-DiMenna International Managers, Inc. and Zweig Securities Advisory Service, Inc. He is President of the Zweig Series Trust mutual fund and Chairman of Zweig/Glaser Advisers, the investment manager of the Zweig Series Trust. Dr. Zweig is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., each of which is an investment partnership. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

            d)  Dr. Zweig is a citizen of the United States.

       ii)  a)  Name - Joseph A. DiMenna.

            b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

            c) Present Principal Occupation, etc. - Mr. DiMenna is a Managing Director of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Executive Vice President and Treasurer of Zweig Associates, Inc., Executive Vice President of Zweig-DiMenna International Managers, Inc. and Vice President of Gotham Advisors, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

            d)  Mr. DiMenna is a citizen of the United States.

      iii)  a)  Name - Brenda M. Earl.

            b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

            c) Present Principal Occupation, etc. - Ms. Earl is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

            d)  Ms. Earl is a citizen of the United States.

       iv)  a)  Name - Carol R. Whitehead.

            b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

            c) Present Principal Occupation, etc. - Ms. Whitehead is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Marketing of Zweig Associates, Inc., and Vice President - Business Development of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Ms. Whitehead is a citizen of the United States.

     v)   a)  Name - Jeffrey R. Perry.

          b) Residence or Business Address - 900 Third Avenue, New York, New York 10022.

          c) Present Principal Occupation, etc. - Mr. Perry is a Principal of the Managing General Partner of Zweig-DiMenna Partners, L.P. and Zweig-DiMenna Special Opportunities, L.P., Vice President - Research of Zweig Associates, Inc., and Vice President - Research of Zweig-DiMenna International Managers, Inc. The business address of the principal entities referred to above is 900 Third Avenue, New York, New York 10022.

          d)  Mr. Perry is a citizen of the United States.

     2. Zweig Associates, Inc., a New York corporation, is a general partner of Zweig-DiMenna Special Opportunities L.P. Its principal business and office address is 900 Third Avenue, New York, New York 10022. Martin E. Zweig is President, Joseph A. DiMenna is Executive Vice President, Carol R. Whitehead is Vice President - Marketing and Brenda
          M. Earl and Jeffrey R. Perry is each a Vice President - Research of Zweig Associates, Inc. Martin E. Zweig, Joseph A. DiMenna and Carol Whitehead are the directors and shareholders of Zweig Associates, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

          None of the above, i.e., Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna Associates LLC, Zweig Associates, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

B.   Zweig-DiMenna International Limited

          Zweig-DiMenna International Limited is incorporated in the Territory of the British Virgin Islands. Its business is investing and trading primarily in U.S. equity securities. The address of its principal business and its principal office is Maritime House, Frederick Street, Suite 200, P.O. Box N-9932, Nassau, Bahamas. The following information is provided as to each executive officer and director of such corporation, each person controlling such corporation and each executive officer and director of any corporation or other person ultimately in control of such corporation:

     1.   a)  Name - Cedric B. Moss, Managing Director.

          b) Residence or Business Address - c/o Dominion Management Services Limited, P.O. Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

          c) Present Principal Occupation, etc. - Mr. Moss is President of Dominion Management Services Limited, the Administrator of Zweig-DiMenna International Limited. The business address of the entity referred to above is Dominion Management Services Limited, P.O. Box N-9932, Maritime House, Frederick Street, Nassau, Bahamas.

          d)  Mr. Moss is a Bahamian citizen.


     2.   a)  Name - Frederick A Mitchell, Director.

          b) Residence or Business Address - P.O. Box N3928, Gwendolyn House, Nassau, Bahamas.

          c) Present Principal Occupation, etc. - Mr. Mitchell is a practicing attorney in the firm Gwendolyn House in Nassau.


          d)  Mr. Mitchell is a Bahamian citizen.

     3.   a)  Name - Michael D. Riegels, Director.

          b) Residence or Business Address - Harney, Westwood & Riegels, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

          c) Present Principal Occupation, etc. - Mr. Riegels is the Senior Partner of the law firm of Harney, Westwood & Riegels.

          d)  Mr. Riegels is a British Dependent Territories Citizen.

     4. Zweig-DiMenna International Managers, Inc. - the Investment Manager of Zweig-DiMenna International Limited. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig and Mr. Joseph A. DiMenna are the directors and principal officers, and Ms. Carol R Whitehead is Vice President - Business Development, and Ms. Brenda M. Earl and Mr. Jeffrey R. Perry is each a Vice President - Research, of Zweig-DiMenna International Managers, Inc. Martin E. Zweig and Joseph A. DiMenna are the
                principal stockholders of Zweig-DiMenna International Managers, Inc. Reference is made to Item 2.A.1, above, for information about such individuals.

                None of the above, i.e., Zweig-DiMenna International Limited, Cedric B. Moss, Frederick A. Mitchell, Michael D. Riegels, or Zweig-DiMenna International Managers, Inc. has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    C.  Zweig-DiMenna International Managers, Inc., investment manager for a foreign discretionary account. Reference is made to Item 2.B.4, above, for information about Zweig-DiMenna International Managers, Inc. and its officers, directors and stockholders.

                None of the above, i.e., Zweig-DiMenna International Mangers, Inc., Martin E. Zweig, Joseph A. DiMenna, Brenda M. Earl, Carol R. Whitehead or Jeffrey R. Perry has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    D.  Gotham Advisors, Inc., investment manager for an ERISA plan discretionary account. It is incorporated under the laws of the State of Delaware. Its principal business address and the address of its principal office is 900 Third Avenue, New York, New York 10022. Dr. Martin E. Zweig is the sole director, and Dr. Zweig and Mr. Joseph A. DiMenna are the principal officers, of Gotham Advisors, Inc. Dr. Zweig, Mr. DiMenna and Ms. Brenda
                M. Earl are the stockholders of Gotham Advisors, Inc.
                Reference is made to Item 2.A.1, above, for information about such individuals.

                None of the above, i.e., Gotham Advisors, Inc., Martin E. Zweig, Joseph A. DiMenna or Brenda M. Earl has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
                (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    E.  Zweig/Glaser Advisers, is an investment adviser for mutual funds. It is a partnership organized under the laws of New York. Glaser Corp., a Delaware corporation controlled by Mr. Eugene J. Glaser, and Zweig Management Corp., a Delaware corporation controlled by Dr. Martin E. Zweig, are the general partners of Zweig/Glaser Advisers. Mr. Glaser is President of Zweig/Glaser Advisers, Chairman, Chief Executive Officer and Director of Zweig Series Trust, President and Director of Zweig
                Securities Corp. and Director of The Zweig Fund, Inc.
                Reference is made to Item 2.A.1, above, for information about Dr. Zweig. The principal business and office address of Zweig/Glaser Advisers and Glaser Corp. is 5 Hanover Square,
                New York, New York 10004.


                None of the above, i.e., Zweig/Glaser Advisers, Glaser Corp., Zweig Management Corp., Eugene J. Glaser or Martin E. Zweig has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

        The securities of The Wet Seal, Inc. were purchased at an aggregate cost of $16,932,484 with the investment capital of Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account"), the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account") and the discretionary accounts managed by Zweig/Glaser Advisers (the "Zweig/Glaser Advisers Accounts"). No part of the purchase price was made up of borrowed funds or funds otherwise obtained for the purpose of acquiring, holding, trading or voting such securities.

ITEM 4  PURPOSE OF TRANSACTION

        Transactions for the purchase of shares of Class A Common Stock (the "Shares") of The Wet Seal, Inc. (the "Company") were executed by Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., the ZDIM Account, the Gotham Account and the Zweig/Glaser Advisers Accounts (collectively, the "Investors") for investment purposes only. The Investors continue to evaluate their ownership and voting position in the Company and may consider the following future courses of action:
        (i) continuing to hold the Shares for investment; (ii) disposing of all or a portion of the Shares in open market sales or in privately negotiated transactions; or (iii) acquiring additional shares of common stock in the open market or in privately negotiated transactions. The Investors have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The Investors' future actions with regard to this investment in the

        Company are dependent upon their evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's common stock, the Company's prospects and their own portfolios.

        Other than as described above, the Investors do not have any present plans or proposals which relate to or would result in any of the following (although they reserve the right to develop such plans or proposals): a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; e) any material change in the present capitalization or dividend policy of the Company; f) any other material change in the Company's business or corporate structure; g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or j) any action similar to those enumerated above.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

        a.  Aggregate number of shares beneficially owned:

              Zweig-DiMenna International Limited          -       449,300

              Zweig-DiMenna Special Opportunities, L.P.    -       116,200

              ZDIM Account                                 -       100,000

              Gotham Account                               -        58,500

              Zweig/Glaser Advisers Accounts               -        28,900

            Percent of class beneficially owned:

              Zweig-DiMenna International Limited          -           4.2%

              Zweig-DiMenna Special Opportunities, L.P.    -           1.1%

              ZDIM Account                                 -           0.9%

              Gotham Account                               -           0.6%

              Zweig/Glaser Advisers Accounts               -           0.3%

        b.  Number of shares as to which there is sole power to vote:

              Zweig-DiMenna International Limited          -       449,300

              Zweig-DiMenna Special Opportunities, L.P.    -       116,200

              ZDIM Account                                 -       100,000

              Gotham Account                               -        58,500

              Zweig/Glaser Advisers Accounts               -        28,900

            Number of shares as to which there is shared power to vote or to direct the vote:

              Zweig-DiMenna International Limited          -             0

              Zweig-DiMenna Special Opportunities, L.P.    -             0

              ZDIM Account                                 -             0

              Gotham Account                               -             0

              Zweig/Glaser Advisers Accounts               -             0

            Number of shares as to which there is sole power to dispose or to direct the disposition:

              Zweig-DiMenna International Limited          -       449,300

              Zweig-DiMenna Special Opportunities, L.P.    -       116,200

              ZDIM Account                                 -       100,000

              Gotham Account                               -        58,500

              Zweig/Glaser Advisers Accounts               -        28,900

            Number of shares as to which there is shared power to dispose or to direct the disposition:


                        Zweig-DiMenna International Limited          -     0

                        Zweig-DiMenna Special Opportunities, L.P.    -     0

                        ZDIM Account                                 -     0

                        Gotham Account                               -     0

                        Zweig/Glaser Advisers Accounts               -     0

     c. Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., the ZDIM Account, the Gotham Account, and the Zweig/Glaser Advisers Accounts purchased or sold, as indicated, the Shares on the open market on the following dates and at the following prices and in the following amounts:

                        ZWEIG-DIMENNA INTERNATIONAL LIMITED

                        DATE         DESCRIPTION OF TRANSACTION

                        11/6/96      Sold 4,300 shares at $29.625 a share

                        11/8/96      Sold 8,600 shares at $29.9688 a share

                        11/18/96     Purchased 46,800 shares at $25.6583 a
                                     share

                        11/18/96     Sold 5,300 shares at $28.75 a share

                        11/19/96     Sold 7,900 shares at $27.325 a share

                        11/21/96     Purchased 93,600 shares at $25.3596 a
                                     share

                        11/22/96     Purchased 99,900 shares at $26.0234 a share

                        11/25/96     Purchased 31,100 shares at $23.65 a share

                        11/25/96     Purchased 15,600 shares at $23.625 a share

                        12/4/96      Purchased 2,600 shares at $22.125 a share

                        12/12/96     Sold 3,100 shares at $22.50 a share

                        1/3/97       Purchased 28,500 shares at $15.0417 a share

                        1/3/97       Purchased 47,500 shares at $14.375 a share

                        1/3/97      Purchased 19,00 shares at $13.7708 a share

                        1/6/97      Purchased 25,400 shares at $14.6406 a share

                        1/6/97      Purchased 6,400 shares at $14.625 a share

                        1/7/97      Purchased 15,900 shares at $14.51 a share


                        ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

                        DATE         DESCRIPTION OF TRANSACTION

                        11/6/96      Sold 4,100 shares at $29.625 a share

                        11/8/96      Sold 8,300 shares at $29.9688 a share

                        11/18/96     Purchased 11,400 shares at $25.6583 a
                                     share

                        11/18/96     Sold 2,800 shares at $28.75 a share

                        11/19/96     Sold 4,300 shares at $27.325 a share

                        11/21/96     Purchased 22,700 shares at $25.3596 a
                                     share

                        11/22/96     Purchased 24,200 shares at $26.0234 a
                                     share

                        11/25/96     Purchased 7,600 shares at $23.65 a share

                        11/25/96     Purchased 3,800 shares at $23.625 a share

                        12/2/96      Sold 12,500 shares at $24 a share

                        12/4/96      Purchased 600 shares at $22.125 a share

                        12/12/96     Sold 800 shares at $22.50 a share

                        1/3/97       Purchased 6,900 shares at $15.0417 a share

                        1/3/97       Purchased 11,500 shares at $14.375 a share

                        1/3/97       Purchased 4,600 shares at $13.7708 a share

                        1/6/97       Purchased 6,100 shares at $14.6406 a share

                1/6/97      Purchased 1,500 shares at $14.625 a share

                1/7/97      Purchased 3,800 shares at $14.51 a share

                ZDIM ACCOUNT

                DATE        DESCRIPTION OF TRANSACTION

                11/6/96     Sold 1,000 shares at $29.625 a share

                11/8/96     Sold 1,900 shares at $29.9688 a share

                11/18/96    Purchased 10,300 shares at $25.6583 a share

                11/18/96    Sold 1,200 shares at $28.75 a share

                11/19/96    Sold 1,700 shares at $27.325 a share

                11/21/96    Purchased 20,600 shares at $25.3596 a share

                11/22/96    Purchased 22,000 shares at $26.0234 a share

                11/25/96    Purchased 6,900 shares at $23.65 a share

                11/25/96    Purchased 3,400 shares at $23.625 a share

                12/4/96     Purchased 600 shares at $22.125 a share

                12/12/96    Sold 700 shares at $22.50 a share

                1/3/97      Purchased 6,500 shares at $15.0417 a share

                1/3/97      Purchased 10,800 shares at $14.375 a share

                1/3/97      Purchased 4,300 shares at $13.7708 a share

                1/6/97      Purchased 5,700 shares at $14.6406 a share

                1/6/97      Purchased 1,400 shares at $14.625 a share

                1/7/97      Purchased 3,600 shares at $14.51 a share

                        GOTHAM ACCOUNT

                        DATE        DESCRIPTION OF TRANSACTION

                        11/6/96     Sold 600 shares at $29.625 a share

                        11/8/96     Sold 1,200 shares at $29.9688 a share

                        11/18/96    Purchased 6,500 shares at $25.6583 a share

                        11/18/96    Sold 700 shares at $28.75 a share

                        11/19/96    Sold 1,100 shares at $27.325 a share

                        11/21/96    Purchased 13,100 shares at $25.3596 a
                                    share

                        11/22/96    Purchased 13,900 shares at $26.0234 a
                                    share

                        11/25/96    Purchased 4,400 shares at $23.65 a share

                        11/25/96    Purchased 2,200 shares at $23.625 a share

                        12/4/96     Purchased 300 shares at $22.125 a share

                        12/12/96    Sold 400 shares at $22.50 a share

                        1/3/97      Purchased 3,100 shares at $15.0417 a share

                        1/3/97      Purchased 5,200 shares at $14.375 a share

                        1/3/97      Purchased 2,100 shares at $13.7708 a share

                        1/6/97      Purchased 2,800 shares at $14.6406 a share

                        1/6/97      Purchased 700 shares at $14.625 a share

                        1/7/97      Purchased 1,700 shares at $14.51 a share

                        ZWEIG/GLASER ADVISERS ACCOUNTS

                        11/5/96      Purchased 19,300 shares at $28.3329 a share

                        11/8/96      Purchased 5,000 shares at $29.875 a share

                   11/14/96  Purchased 4,600 shares at $28 a share

            d.  Not applicable.

            e.  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A - Joint Filing Agreement among Zweig-DiMenna International Limited, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Managers, Inc., Gotham Advisors, Inc., and Zweig/Glaser Advisers.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 1997


                          ZWEIG-DiMENNA INTERNATIONAL LIMITED


                          By: Zweig-DiMenna International Managers, Inc., Investment Manager


                          By:  /s/  Joseph A. DiMenna
                               ----------------------
                          Name:  Joseph A. DiMenna
                          Title: Executive Vice President


                          ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.


                          By:  Zweig-DiMenna Associates LLC,
                               Managing General Partner


                          By:  /s/  Joseph A. DiMenna
                               ----------------------
                          Name:  Joseph A. DiMenna
                          Title: A Managing Director of Managing General Partner


                          ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

                          By:  /s/  Joseph A. DiMenna
                               ----------------------
                          Name:  Joseph A. DiMenna
                          Title: Executive Vice President


                          GOTHAM ADVISORS, INC.


                          By:  /s/  Joseph A. DiMenna
                               ----------------------
                          Name:  Joseph A. DiMenna
                          Title: Vice President


                          ZWEIG/GLASER ADVISERS


                          By:  /s/  Marc Baltuch
                               -----------------
                          Name:  Marc Baltuch
                          Title: First Vice President

                                   EXHIBIT A
                     JOINT FILING AGREEMENT AMONG INVESTORS

     This Joint Filing Agreement is entered into this 9th day of January, 1997 by Zweig-DiMenna International Limited, a British Virgin Islands corporation, Zweig-DiMenna Special Opportunities, L.P., a Delaware limited partnership, Zweig-DiMenna International Managers, Inc., a Delaware corporation, Gotham Advisors, Inc., a Delaware corporation and Zweig/Glaser Advisers, a New York partnership, collectively the "Investors". In lieu of filing separate statements on Schedule 13D, the Investors hereby agree to file a joint statement on Schedule 13D pursuant to Rule 13d-1(f)(1) under the Exchange Act of 1934 with respect to the Class A Common Stock of The Wet Seal, Inc.

     This Agreement shall be filed as an exhibit to the statement on Schedule 13D filed on behalf of the Investors and constitutes the Investors' consent to file a joint Schedule 13D.


            ZWEIG-DiMENNA INTERNATIONAL LIMITED

            By: Zweig-DiMenna International Managers, Inc.,
                Investment Manager

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
            By: Zweig-DiMenna Associates LLC,
                Managing General Partner

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: A Managing Director of Managing
                  General Partner

            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.

            By:/s/ Joseph A. DiMenna
               --------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            GOTHAM ADVISORS, INC.

            By:/s/ Joseph A. DiMenna
               ---------------------
            Name:  Joseph A. DiMenna
            Title: Vice President

            ZWEIG/GLASER ADVISERS

            By:/s/ Marc Baltuch
               ----------------
            Name:  Marc Baltuch
            Title: First Vice President